November 21, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

Mail Stop 6010

United States Securities and Exchange Commission

100 F Street, NE

Washington DC  20549-7010

Re:	AVI BioPharma, Inc.
Form 10-K for the Fiscal year Ended December 31, 2006
Filed March 16, 2007
File No. 001-14895

Dear Mr. Rosenberg:

This letter sets forth the supplemental response to the Staff’s letter dated September 20, 2007 regarding the above-referenced matter. The Company’s initial response to the Staff’s letter was filed on October 24, 2007 and this supplemental response is being filed based on conversations with Mr. Jim Peklenk.

We appreciate the feed back from Mr. Peklenk and, based on his comments, the Company understands and agrees as follows:

•                  We understand that the Staff’s comments with respect to the appropriate treatment of the Company’s previously-issued warrants have been addressed in full by the restatement of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and the Quarterly Reports on Form 10-Q for the periods ended March 31, 2007 and June 30, 2007 and the filing of the Company’s Quarterly Report on Form 10-Q for the period ended September, 30, 2007. Accordingly, no further action is required at this time.

•                  With respect to the Staff’s comments regarding allocation of costs associated with the Company’s research and development costs:

•                  We understand from Mr. Peklenk that the Company’s current filings are not deficient and no amendments are required;

•                  The Company reiterates that historically the Company has not tracked costs on a program or project-specific basis for the reasons discussed in its initial response to the Staff’s letter, a portion of which is reproduced below;

•                  As discussed in our call with Mr. Peklenk, the Company is implementing a cost allocation system as a result of accounting requirements associated with its government contracts. The Company believes that implementing the cost allocation system will have application beyond the government contracts. As a result, the Company believes that, commencing with the 12 months ended December 31, 2007, the 2007 10-K and future filings will reflect an adequate and appropriate allocation of certain of its research and development costs.

•                  In instances where the Company is unable to allocate and/or predict the associated costs and/or time frames for research and development initiatives, the Company will provide additional disclosure regarding such uncertainty. In this regard, the Company agrees to provide disclosure substantially similar to that set forth in its initial response to the Staff’s letter, which provided as follows:

“The Company believes that the nature, timing, and estimated costs of the efforts necessary to complete the project and the anticipated completion dates, (in both cases, the goal of defining the uses, breadth of applicability, limitations, and possible modifications surrounding PMOs) is not estimable due to many factors, including the following:

•                  Delivery strategies and potency enhancements of the Company’s compounds are still being developed and explored;

•                  Variability among different disease categories result in successful delivery strategies or potency enhancements not necessarily being applicable across different disease categories;

•                  Costs of clinical trials, like costs of all forms of medical care, are rapidly changing;

•                  Variability among different disease categories in terms of dosages, duration of treatment, method of administration, etc. exist;

•                  Rules surrounding filings and conduct of clinical trials are changing;

•                  Confidentiality surrounding commercialization is heightening; and

•                  Clinical endpoints are in a constant state of flux.”

Additionally, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in all filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing addresses the Staff’s concerns. As noted in our prior conversations with Mr. Peklenk, the Company plans to initiate a financing in the near future. The underwriters have indicated that resolution of the Staff’s comments is a prerequisite to moving forward. Therefore, we would appreciate expedited review of this supplemental response and confirmation from the Staff that all of its comments have been satisfactorily resolved.

Sincerely,

Davis Wright Tremaine LLP

/s/ Michael C. Phillips
Michael C. Phillips
MCP:bl
cc:	Alan Timmins
Mark Webber
K. Michael Forrest
John Hodgman
Carey Wendle